As filed with the Securities and Exchange Commission on November 8, 2001
                                           Registration No.

          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                         BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              CONSOLIDATED TRAVEL SYSTEMS, INC.
             -----------------------------------
             (Name of Small Business Issuer in its charter)


          DELAWARE                          13-3968990
------------------------------          --------------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)           Identification No.)


        56 West 400 South, Suite  #220, Salt Lake City, Utah 84101
       ------------------------------------------------------------
           (Address of principal executive officers) (Zip Code)


Issuer's telephone number:      (801) 322-3401


Securities to be registered under Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

       N/A                                       N/A


Securities to be registered under Section 12(g) of the Act:

               Common Stock, par value $.01 per share
              ----------------------------------------
                          (Title of Class)


                 CONSOLIDATED TRAVEL SYSTEMS, INC.

                           FORM 10-SB

                        TABLE OF CONTENTS
                                                     PAGE
                             PART I

ITEM 1. Description of Business
3

ITEM 2. Management's Discussion and Analysis or Plan of Operation
9

ITEM 3. Description of Property                                              11

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management      11

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons        11

ITEM 6.  Executive Compensation                                              13

ITEM 7.  Certain Relationships and Related Transactions                      13

ITEM 8.  Description of Securities                                           14

                                     PART II

ITEM 1.  Market Price of and Dividends on Registrant's Common Equity
          and Other Shareholder Matters                                      14

ITEM 2...Legal Proceedings                                                   16

ITEM 3...Changes in and Disagreements with Accountants                       16

ITEM 4...Recent Sales of Unregistered Securities                             16

ITEM 5...Indemnification of Directors and Officers                           16

                                   ..PART F/S

 ..Financial Statements                                                       17
 .                                   .PART III

ITEM 1...Index to Exhibits                                                  S-1

ITEM 2...Description of Exhibits                                            S-1

Signatures                                                                  S-2



                                      PART I

ITEM  1.      Description of Business

Business Development

    History

    Consolidated Travel Systems, Inc. (the "Company") was organized as Molecular Energy Corporation on January 31, 1968, under the laws of the State of Delaware. The Company was created to engage in the business of research, development and manufacture of custom-built batteries. The Company's initial capitalization was 1,200,000 shares of capital stock, par value $.01 per share, divided into 1,000,000 shares of Class A Stock and 200,000 shares of Class B Stock. In 1970, the Company amended its Articles of Incorporation to change its capitalization to 1,500,000 shares of Class A Stock, par value $.04 per share, and 47,500 shares of Class B Stock, par value $.40 per share.

    In 1970, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "1933 Act"), related to the public offering of 135,000 shares of the Company's stock. However, available corporate records including the Company's stock transfer records, no not reflect the number of shares that were actually sold pursuant to the registration statement. Because this offering took place more than thirty years ago and certain corporate records are apparently missing, it is not possible to accurately determine which shares of the Company's outstanding stock were issued pursuant to the registration statement and which shares were issued in private transactions pursuant to exemptions under the 1933 Act.

    In July 1976, the Company discontinued operations and subsequently filed a petition for protection under the provisions of Chapter XI of the Bankruptcy Act. The petition was dismissed on August 24, 1981. The State of Delaware voided the Company's charter for non-payment of taxes on March 1, 1977. On September 19, 1983, the Company's charter was revived.

    In January 1984, the Company's shareholders approved an amendment to the Articles of Incorporation to change the Company's authorized capitalization to 20,000,000 shares of Class A Stock, par valued $.01 per share, and to eliminate the Class B Stock. In April 1984, the shareholders approved an amendment to the Articles of Incorporation to change the corporate name to Universal Medtech, Inc.

    On November 30, 1987, the shareholders voted to acquire all the outstanding shares of Consolidated Travel Systems, Inc., a Delaware corporation("Consolidated-Private"), in exchange for 1,666,666 shares of the Company's common stock. The shareholders also approved proposals to change the corporate name to Consolidated Travel Systems, Inc. and to effect a reverse stock split of the Company's outstanding shares on a one share for four shares basis. The Company filed a Certificate of Merger with the State of Delaware to reflect the consolidation upon acquiring Consolidated-Private. In April 1988, shareholders approved by written consent the proposal to effect a forward stock split of the Company's outstanding shares on a three shares for one share basis.

    In October 1988, the Company's Board of Directors moved to rescind the acquisition of Consolidated-Private and to cancel the shares that were to be issued pursuant to the acquisition. Because the 1,666,666 shares had never been certificated and issued, no affirmative action was taken to cancel the shares.

    The Company has conducted only nominal business operations and is classified as a development stage company. Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a "blank check" or "shell" corporation. Its principal purpose is to locate and consummate a merger or acquisition with a private entity.

    The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business
opportunity as a potential merger or acquisition candidate.   As a result of
filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

    Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

    The Company's principal executive offices are located at 56 West 400 South, Suite #220, Salt Lake City, Utah 84101, and its telephone number is (801) 322-3401.

    Current Business Activities

    The Company has had only a brief operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

    Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

    Sources of Business Opportunities

    Management of the Company intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Company management has in the past consulted with Williams Investment Co. ("Williams Investment"), a consulting company located in Salt Lake City, Utah, principally owned by H. Deworth Williams, a principal shareholder of the Company. Because there is no agreement or understanding with Williams Investment, the Company may use other consultants if it so elects. However, due to its past experience, the Company may use the consulting and advisory services of Williams Investment. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

    If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

    The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

    Evaluation

    Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

    In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including (i) potential benefits to the Company and its shareholders; (ii) working capital; (iii) financial requirements and availability of additional financing; (iv) history of operation, if any; (v) nature of present and expected competition; (vi) quality and experience of management; (vii) need for further research, development or exploration; (viii) potential for growth and expansion; (ix) potential for profits; (x) and other factors deemed relevant to the specific opportunity.

    Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

    Form of Potential Acquisition or Merger

    The Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in an opportunity through the purchase of a minority stock position.

    Because the Company has no assets and a minimal operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, but rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

    Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital.
In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

    There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by the Company, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

    The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest.
Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.


Rights of Shareholders

    Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Delaware law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders.
Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.

    Under the corporation laws of the State of Delaware, shareholders of the Company may be entitled to assert appraisal or dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Delaware law. Also, shareholders will be entitled to appraisal rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert appraisal rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

Competition

    Because no potential acquisition or merger candidate has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

    As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

    The Company is currently using as its principal place of business the business offices of its President, Geoff Williams, located in Salt Lake City, Utah. The facilities are shared with other businesses.

    Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

    No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Risk Factors Related to the Company's Business

    The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

    The Company Has No Assets and No Source of Revenue

    The Company currently has no assets and has had no revenues for several years. It is unlikely that the Company will receive any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

    The Company's Auditor Have Expressed a Going Concern Opinion

    The Company's independent auditors discuss the Company's ability to continue as a going concern. The auditors include a statement that "[i]n order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company". Continuation of the Company as a going concern is dependent upon obtaining adequate capital to fund operating losses until it is able to make an acquisition of or merge with an existing operating company. If the Company is not able to secure necessary funding or to consummate a successful acquisition or merger, it may be forced to cease operations. See Note 3 to financial statements included herewith.

    Discretionary Use of Proceeds - "Blank Check" Company

    Because the Company is not currently engaged in any substantive business activities, together with management's broad discretion with respect to the potential acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the future issuance of stock or debt to a suitable acquired business, the Company will have broad discretion in applying these funds. There can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

    No Substantive Disclosure Relating to Prospective Acquisitions

    Because the Company has not yet identified any specific industry, assets or business that it may seek an acquisition or merger, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company until such transaction is completed. Prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, any investment in the Company will not ultimately prove to be less favorable than a direct investment.

    Future Acquisition or Merger May Result in Substantial Dilution

    The Company is currently authorized to issued 20,000,000 shares of common stock, of which 7,499,480 shares are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition or merger transaction or the raising of capital may result in substantial dilution of the holdings of current shareholders.

    Management Will  Devote Only Minimal Time to the Company

    Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of managements other time commitments, together with the fact that the Company has no business operations, management anticipates that they will devote only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.

    Effective Voting Control Held by Two Shareholder

    Two principal shareholder, H. Deworth Williams and Edward F. Cowle, owns in the aggregate approximately 83% of the outstanding voting securities of the Company. No other single shareholder owns in excess of 5%. Accordingly, these two shareholders will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders. Mr. Williams is the father of the Company's President, Geoff Williams. See Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."

    No Market for Company's Common Stock

    Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board, there is currently no market for such shares and there can be no assurance that any such market will ever develop or be maintained. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the Commission may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this Registration Statement may the Company apply to have its securities quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

ITEM 2.    Management's Discussion and Analysis or Plan of Operation

    The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

    The Company is considered a development stage company with no assets or capital and with no significant operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by advances from shareholders of the Company, evidenced by notes payable. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.



    In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

    The Company has accumulated approximately $3,732 of net operating loss carry forwards as of December 31, 2000. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the year 2020. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2000 or nine-month period ended September 31, 2001 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

Recent Accounting Pronouncements

    In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.



Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

Forward Looking and Cautionary Statements

    This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to search for appropriate business opportunities and subsequently acquire or merge with such entities, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

ITEM 3.    Description of Property

    The Company does not presently own any property.

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information, to the best of the Company's knowledge, as of September 30, 2001, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                      Amount and Nature of       Percent
of Beneficial Owner                   Beneficial Ownership     of Class(1)
H. Deworth Williams                       3,171,960(2)            42.3%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101
Edward F. Cowle                           3,043,728               40.6%
  6 East 45th Street, 10th Floor
  New York, NY 10017
All directors and officers                        0                  0%
  a group (3 persons)

       *      Director and/or executive officer
Note:      Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

(1) Based upon 7,499,480 shares of common stock outstanding on September 30, 2001.
(2) Includes 150,000 in the registered name of Williams Investment Company, of which Mr. Williams is the principal owner.

ITEM 5.    Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

      The executive officers and directors of the Company are as follows:

                Name      Age       Position
              -------    -----     -----------
      Geoff Williams       31      President, Chief Executive Officer
                                   and Director
      J. Rockwell Smith    63      Vice President and Director
      Sharon Walter        35      Secretary and Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

    None of the Company's directors are currently, nor for the past three years have been, a director of any other "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    The business experience of each of the persons listed above during the past five years is as follows:

    Geoff Williams. Mr. Williams became a director of the Company on August 19, 1999 and was appointed President on February 13, 2001. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts.

    Mr. Williams has been an executive officer and director of the following companies, each of which is considered a blank check company: Calypso Financial Services, Inc. (Secretary and director from 1999 to the present); Eastgate Acquisition Corp. (Secretary and director from 1999 to the present); Grant Ventures, Inc. (Secretary and director from 1999 to the present); Ocean Express Lines, Inc. (President from February 2000 to the present); RAKO Capital Corporation (President and director from June 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

    J. Rockwell Smith. Mr. Smith became a director and Vice President of the Company on February 13, 2001. From 1977 to 1989, Mr. Smith owned and operated his own construction company in Park City, Utah, Rocky Smith Construction, which supervised construction projects in the resort community. From 1990 to the present, Mr. Smith has been employed as a driver by the Park City Transportation Company. Mr. Smith studied engineering at Seattle University and the University of Washington.

    Mr. Smith has been an executive officer, director and/or principal shareholder of the following companies, each of which is considered a blank check company: Eagles Nest Mining Company (President and director from October 1997 to the present); The Auxer Gold Mines (President and director until April 1995), now know as Auxer Industries, Inc; Grant Silver, Inc. (principal shareholder until September 1997), now known as BrewServ Corporation; Green MT. P.S. (Principal shareholder until January 1998), now known as Generex Biotechnology Corporation; Index Daley Mines (principal shareholder until June 1998), now known as International Digital Technologies; Kaniksu Ventures, Inc. (Secretary and director until March
1996), now known as PTC Group, Inc.; Nava Leisure, U.S.A., Inc. (President and director until January 1999), now known as Senesco Technologies, Inc.; Park Avenue, Inc. (President and director until March 1994), now known as Electrical Generation Technology, Inc.; Regal Gold & Silver (President and director until August 1996), now known as American Image Motor Company, Inc.; Rock City Ventures, Inc. (President and director until January 1995); THO2 & Rare Metals Exp. (President and director until December 1994), now known as Golf Technologies Holding, Inc.; Whitestone Financial, Inc. (principal shareholder), now known as Happy Food Corp.

    Sharon Walter. Ms. Walter became a director and Secretary of the Company on February 13, 2001. From May 2001 to the present, Ms. Walter has been a Horticultural Technician with Cactus and Tropicals in Salt Lake City, Utah. From 1995 to 2000, Ms. Walter worked as a personal assistant at Williams Investment Company, and from 1985 to 1995, she was a flight attendant for Delta Airlines. Ms. Walter attended the University of Utah from 1999 to 2000.

    Ms. Walter has been an executive officer and/or director of the following companies, each of which is considered a blank check company: American Natural Technology Sciences, Inc. (director from July 2000 to the present); and ANTS Research & Development (director from July 2000 to the present).

ITEM 6.    Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2000 and 1999, or the nine-month period ended September 30, 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.    Certain Relationships and Related Transactions

    There have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.

ITEM 8.    Description of Securities

Common Stock

    The Company is authorized to issue 20,000,000 shares of common stock, par value $.01 per share, of which 7,499,480 shares are issued and outstanding as of the date hereof. This number reflects and includes (i) the adjustment for the one share for four shares reverse split effected by the Company in November 1987; and (ii) the three (2) shares for one (1) share forward split effected in March 1988.

      All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

    The Company intends to make an application to the NASD for its shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of September 30, 2001 there were approximately 430 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Although the Company did file with the Commission in 1970 a registration statement under the 1933 Act, corporate records do not reflect the number of shares sold pursuant to that registration statement. Accordingly, because it is not possible to accurately determine which shares of the Company's outstanding stock were issued pursuant to a registration statement and which shares were issued in private transactions pursuant to exemptions under the 1933 Act, it is deemed that all outstanding shares are restricted securities. Available corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1968 and 1997 in various, isolated transactions. The Company has relied upon the exemption provided by Section 4(2) of the 1933 Act in the issuance of shares privately. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

    Under Rule 144(k) of the 1933 Act, the requirements of paragraphs (c),
(e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. Thus of the Company's total outstanding shares, 1,283,792 shares are considered freely tradeable pursuant to Rule 144(k) and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement only, a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 1,283,792 shares owns more than five percent (5%) of the Company's total outstanding shares.

    The remaining 6,215,688 shares are considered restricted securities and presently held by two shareholders. All of the 6,215,688 restricted shares are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the 1933 Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.    Legal Proceedings

    There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.    Changes in and Disagreements With Accountants

    There have been no changes in or disagreements with accountants.

ITEM 4.    Recent Sales of Unregistered Securities

    The Company has not issued any securities for the past three fiscal years.

ITEM 5.    Indemnification of Directors and Officers

    As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. The Company's Articles of Incorporation make provisions for the indemnification of all persons whom it may indemnify pursuant to the Delaware Code. However, there is no provision in the Articles of Incorporation for the purchase of liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

Transfer Agent

    The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.




                              PART F/S

    The Company's financial statements for the fiscal years ended December 31, 2000 and 1999 have been examined to the extent indicated in their reports by H J & Associates, L.L.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Part F/S of this Form 10-SB.
Unaudited financial statements for the period ended September 30, 2001 have been prepared by the Company.



                             CONSOLIDATED TRAVEL SYSTEMS, INC.
                              (A Development Stage Company)

                                   FINANCIAL STATEMENTS

                                    December 31, 2000



                                     C O N T E N T S


Independent Auditors' Report                                F-3

Balance Sheet                                               F-4

Statements of Operations                                    F-5

Statements of Stockholders' Equity (Deficit)                F-6

Statements of Cash Flows                                    F-7

Notes to the Financial Statements                           F-8




   McGLADREY NETWORK                                       American Institute of
An Independently Owned Member                           Certified Public
      Worldwide Services                                Accountants
  Through RSM International

                                                        Utah Association of
                                                         Certified Public
                                                            Accountants

                                                         SEC       Practice
                                                         Section    Private
                                                         Companies
                                                          Practice Section


                                H J & ASSOCIATES, L.L.C.

                        CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


                             INDEPENDENT AUDITORS' REPORT


The Board of Directors
Consolidated Travel Systems, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Consolidated Travel Systems, Inc. (a development stage company), as of December 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2000 and 1999 and from inception on January 31, 1968 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Travel Systems, Inc. (a development stage company) as of December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and from inception on January 31, 1968 through December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


HJ & Associates, LLC
Salt Lake City, Utah
June 7, 2001

          50 South Main Street, Suite 1450 * Salt Lake City, Utah 84144 *
              Telephone (801) 328-4408 * Facsimile (801) 328-4461








                       CONSOLIDATED TRAVEL SYSTEMS, INC.
                         (A Development Stage Company)
                                 Balance Sheets

                                 ASSETS
                                --------
                                                          December 31,
                                                             2000
                                                          ----------

CURRENT ASSETS                                           $     -
                                                          ----------
  Total Current Assets                                         -
                                                          ----------
  TOTAL ASSETS                                           $     -
                                                          ==========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                ----------------------------------------------
CURRENT LIABILITIES

 Accounts payable                                         $  3,732
Total Liabilities                                            3,732
                                                          ----------
STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock: par value, $0.01; authorized 20,000,000
  shares; 7,499,480 shares issued and outstanding           74,995
 Additional paid-in capital                                809,889
 Deficit accumulated during the development stage         (888,616)
                                                          ----------
  Total Stockholders' Equity (Deficit)                      (3,732)
                                                          ----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIT)                                              $     -
                                                          ==========




      The accompanying notes are an integral part of these financial statements



                        CONSOLIDATED TRAVEL SYSTEMS, INC.
                          (A Development Stage Company)
                             Statements of Operations

                                                             From
                                                         Inception on
                                                          January 31,
                            For the Years Ended          1968 Through
                                 December 31,             December 31,
                             2000            1999             2000
                         ----------      ----------       ----------
REVENUES                 $      -        $      -         $      -

EXPENSES                     1,232           2,500          888,616
                         ----------      ----------       ----------

NET LOSS                 $  (1,232)      $  (2,500)       $ (888,616)
                         ==========      ==========       ==========

BASIC LOSS PER SHARE     $   (0.00)      $   (0.00)
                         ==========      ==========
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING   7,499,480       7,499,480
                         ==========      ==========

      The accompanying notes are an integral part of these financial statements


                       CONSOLIDATED TRAVEL SYSTEMS, INC.
                         (A Development Stage Company)
                   Statements of Stockholders' Equity (Deficit)

                                                                                Deficit
                                                                              Accumulated
                                                                Additional     During the
                                              Common Stock        Paid-in     Development
                                           Shares      Amount     Capital         Stage
                                         ----------  ----------  ----------    ----------
Balance, January 31, 1968                      -     $     -     $     -     $       -

Issuance of common stock at an average
 price of $0.55 per share               1,499,480      14,995     807,753            -

Contribution of capital through payment
 of expenses by a shareholder                  -           -        2,136            -

Net loss from inception on January 31,
 1968 through December 31, 1996                -           -           -       (826,884)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1996              1,499,480      14,995     809,889      (826,884)

Issuance of common stock for
 services and debt at $0.01 per share   6,000,000      60,000          -             -

Net loss for the year ended
 December 31, 1997                             -           -           -       (58,000)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1997              7,499,480      74,995     809,889     (884,884)

Net loss for the year ended
 December 31, 1998                             -           -           -             -
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1998              7,499,480      74,995     809,889      (884,884)

Net loss for the year ended
 December 31, 1999                             -           -           -         (2,500)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1999              7,499,480      74,995     809,889      (887,384)

Net loss for the year ended
 December 31, 2000                             -           -           -         (1,232)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 2000              7,499,480      74,995     809,889      (888,616)



      The accompanying notes are an integral part of these financial statements



                         CONSOLIDATED TRAVEL SYSTEMS, INC.
                           (A Development Stage Company)
                              Statements of Cash Flows

                                                                                From
                                                                            Inception on
                                                                             January 31,
                                               For the Years Ended          1968 Through
                                                     December,              September 30,
                                                  2000         1999             2000
                                               ----------   ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                     $   (1,232)  $   (2,500)      $ (866,616)
 Adjustments to reconcile net loss to net
  cash (used) by operating activities:
   Shares issued for services and debt                -            -            60,000
   Expenses paid by sharholders                       -            -             2,136
 Changes in operating assets and liabilities:
  Increase in account payable                      1,232        2,500            3,732
                                               ----------   ----------       ----------
   Net Cash (Used) by Operating Activities            -            -          (822,748)
                                               ----------   ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES                  -            -                 -
                                               ----------   ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES

 Issuance of common stock for cash                    -            -           822,748
                                               ----------   ----------       ----------
   Net Cash Provided by Financing
    Activities                                        -            -           822,748
                                               ----------   ----------       ----------
DECREASE IN CASH AND CASH
 EQUIVALENTS                                          -            -                 -
                                               ----------   ----------       ----------
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                 -            -                 -
                                               ----------   ----------       ----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR                               $       -    $       -        $        -
                                               ==========   ==========       ==========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW INFORMATION:

Cash paid during the year for:

  Interest                                    $       -    $       -        $        -
  Income taxes                                $       -    $       -        $        -

NON-CASH FINANCING ACTIVITIES

  Expenses paid by shareholders               $       -    $       -        $    2,136
  Shares issued for services and debt         $       -    $       -        $   60,000



      The accompanying notes are an integral part of these financial statements




                            CONSOLIDATED TRAVEL SYSTEMS, INC.
                            (A Development Stage Company)
                          Notes to the Financial Statements
                                 December 31, 2000


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

    a.  Business and Organization

    The Company was incorporated in the State of Delaware on January 31, 1968 as Molecular Energy Corporation. The Company was in the business of research, development and manufacture of custom-built batteries.

    The Company's original authorized capital was 1,200,000 shares of $0.01 par value common stock divided into 1,000,000 shares of Class A Stock and 200,000 shares of Class B Stock. In 1970, the articles of incorporation were amended to change the authorized capitalization to 1,500,000 shares of $0.04 par value Class A Common and 47,500 shares of $0.40 par value Class B Common.

    On July 25, 1976, the Company discontinued operations and subsequently filed a petition for an arrangement under the provisions of Chapter XI of the Bankruptcy Act. The petition was dismissed on August 24, 1981.

    The Company's Charter became inoperative and void on March 1, 1977, for non-payment of taxes. The Charter was revived on September 19, 1983 and the Company was reclassified as a development stage company.

    At a special meeting on January 30, 1984, the shareholders approved an amendment to the articles of incorporation to increase the authorized capitalization to 20,000,000 of $0.01 par value Class A Stock and to eliminate the Class B stock.

    On April 12, 1984, at a special meeting, the shareholders approved amending the articles of incorporation to change the name of the Company to Universal Medtech, Inc.

    On November 30, 1987, a shareholders annual meeting was held. The shareholders voted to acquire all of the outstanding shares of Consolidated Travel Systems in exchange for stock of the Company. They further voted to change its name to Consolidated Travel Systems, Inc., and to reverse split the common shares outstanding on a basis of 1 for 4. In connection with this change, a Certificate of Merger was filed with the State of Delaware, because the merging corporation was also a Delaware corp. The Company has ceased all normal business operations, and accordingly has been reclassified as a development stage company.

    On March 31, 1988, the shareholders voted to forward split the outstanding shares of the Company on a 3 for 1 basis.

    All references to shares outstanding have been adjusted to reflect all stock splits on a retroactive basis.

    Additional accounting policies will be determined when principal operations commence.




                      CONSOLIDATED TRAVEL SYSTEMS, INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                             December 31, 2000


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNT  POLICIES
(Continued)

      b.  Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

      c.  Basic Loss Per Share

The computation of basic loss per share per share of common stock is based on the weighted average number of shares outstanding during the period.

                                                           For the Year Ended
                                                            December 31, 2000
                                        Loss       Shares       Per Share
                                    (Numerator) (Denominator)   Amount
                                    ----------- -------------- --------------
                                     $  (1,232)   7,499,480    $  (0.00)
                                    ----------- -------------- --------------

                                                           For the Year Ended
                                                            December 31, 2000
                                        Loss       Shares       Per Share
                                    (Numerator) (Denominator)   Amount
                                    ----------- -------------- --------------
                                     $  (2,500)   7,499,480    $  (0.00)

    d.  Use of Estimates

    The preparation of financial statements in conformity with generally a ccepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    e.  Provision for Taxes

    At December 31, 2000, the Company had net operating loss carryforwards of approximately $3,732 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.





                   CONSOLIDATED TRAVEL SYSTEMS, INC.
                     (A Development Stage Company)
                   Notes to the Financial Statements
                          December 31, 2000


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNT  POLICIES
(Continued)

    e.  Provision for Taxes (Continued)

The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                             For the Years Ended
                                                 December 31,
                                               2000        1999
                                             --------    --------
    Income tax benefit at statutory rate      $  468      $  950
    Change in valuation allowance               (468)       (950)
                                             --------    --------
                                              $    -      $    -
                                             ========    ========

    Deferred tax assets (liabilities) are comprised of the following:

                                             For the Years Ended
                                                December 31,
                                                2000       1999
                                             --------    --------
    Income tax benefit at statutory rate     $ 1,418     $  950
      Change in valuation allowance           (1,418)      (950)
                                             --------    --------
                                             $    -      $    -
                                             ========    =========

    Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

    f.  Revenue Recognition

    The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

    NOTE 2 -    STOCK ISSUANCES

    On March 17, 1997, the Company authorized 6,000,000 shares to be issued to an officer and a related party for expenses paid on behalf of the Company and for services to find and arrange a merger for the Company. The shares were valued at $0.01 per share.




                        CONSOLIDATED TRAVEL SYSTEMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               December 31, 2000

NOTE 3 -    GOING CONCERN

    The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the financial statements, the Company has an accumulated deficit of approximately $888,000 as of December 31, 2001.
    The Company has not yet established revenues sufficient to cover its operating costs, which creates doubt as to whether it can continue as a going concern.

    The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it is able to consummate a merger with an existing operating company. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

    In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

    The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



                         CONSOLIDATED TRAVEL SYSTEMS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                     September 30, 2001 and December 31, 2000


                       CONSOLIDATED TRAVEL SYSTEMS, INC.
                         (A Development Stage Company)
                                 Balance Sheets

                                      ASSETS
                                     --------
                                                   September 30,       December 31,
                                                       2001                2000
                                                    ----------          ----------
                                                   (Unaudited)
CURRENT ASSETS                                     $     -             $     -
                                                    ----------          ----------
  Total Current Assets                                   -                   -
                                                    ----------          ----------
  TOTAL ASSETS                                     $     -             $     -
                                                    ==========          ==========

                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                    ----------------------------------------------
CURRENT LIABILITIES

 Accounts payable - related party                  $  4,208            $  2,732
 Accounts payable                                     2,557               1,000
                                                    ----------          ----------
  Total Liabilities                                   6,765               3,732
                                                    ----------          ----------
STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock: par value, $0.01; authorized 20,000,000
  shares; 7,499,480 shares issued and outstanding    74,995              74,995
 Additional paid-in capital                         809,889             809,889
 Deficit accumulated during the development stage  (891,649)           (888,616)
                                                   ----------          ----------
  Total Stockholders' Equity (Deficit)               (6,765)             (3,732)
                                                   ----------          ----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIT)                                       $     -             $     -
                                                    ==========          ==========




      The accompanying notes are an integral part of these financial statements



                      CONSOLIDATED TRAVEL SYSTEMS, INC.
                        (A Development Stage Company)
                           Statements of Operations
                                (Unaudited)

                                                                                    From
                                                                             Inception on
                                                                              January 31,
                      For the Nine Months Ended  For the Three Months Ended  1968 Through
                            September 30,              September 30,        September 30,
                         2001          2000         2001          2000            2001
REVENUES              $     -       $     -      $     -       $     -      $        -
                      ----------    ----------   ----------    ----------      ----------
EXPENSES                 3,033         1,232        1,497           227         891,649
                      ----------    ----------   ----------    ----------      ----------
NET LOSS              $ (3,033)     $ (1,232)    $ (1,497)     $   (227)    $  (891,649)
                      ==========    ==========   ==========    ==========      ==========
BASIC LOSS PER SHARE  $  (0.00)     $  (0.00)    $  (0.00)     $  (0.00)
                      ==========    ==========   ==========    ==========
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING 7,499,480    7,499,480    7,499,480     7,499,480
                      ==========    ==========   ==========    ==========



      The accompanying notes are an integral part of these financial statements



                       CONSOLIDATED TRAVEL SYSTEMS, INC.
                         (A Development Stage Company)
                   Statements of Stockholders' Equity (Deficit)

                                                                                Deficit
                                                                              Accumulated
                                                                Additional     During the
                                              Common Stock        Paid-in     Development
                                           Shares      Amount     Capital         Stage
                                         ----------  ----------  ----------    ----------
Balance, January 31, 1968                      -     $     -     $     -     $       -

Issuance of common stock at an average
 price of $0.55 per share               1,499,480      14,995     807,753            -

Contribution of capital through payment
 of expenses by a shareholder                  -           -        2,136            -

Net loss from inception on January 31,
 1968 through December 31, 1996                -           -           -       (826,884)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1996              1,499,480      14,995     809,889      (826,884)

Issuance of common stock for
 services and debt at $0.01 per share   6,000,000      60,000          -             -

Net loss for the year ended
 December 31, 1997                             -           -           -       (58,000)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1997              7,499,480      74,995     809,889     (884,884)

Net loss for the year ended
 December 31, 1998                             -           -           -             -
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1998              7,499,480      74,995     809,889      (884,884)

Net loss for the year ended
 December 31, 1999                             -           -           -         (2,500)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 1999              7,499,480      74,995     809,889      (887,384)

Net loss for the year ended
 December 31, 2000                             -           -           -         (1,232)
                                         ----------  ----------  ----------    ----------
Balance, December 31, 2000              7,499,480      74,995     809,889      (888,616)

Net loss for the nine months ended
 September 30, 2001 (unaudited)                -           -           -         (3,033)
                                         ----------  ----------  ----------    ----------
Balance, September 30, 2001
(unaudited)                             7,499,480   $  74,995   $ 809,889     $(891,649)
                                         ==========  ==========  ==========    ==========



      The accompanying notes are an integral part of these financial statements



                         CONSOLIDATED TRAVEL SYSTEMS, INC.
                           (A Development Stage Company)
                              Statements of Cash Flows
                                    (Unaudited)

                                                                                From
                                                                            Inception on
                                                                             January 31,
                                              For the Nine Months Ended     1968 Through
                                                    September 30,           September 30,
                                                  2001         2000             2001
                                               ----------   ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                     $   (3,033)  $   (1,232)      $ (891,649)
 Adjustments to reconcile net loss to net
  cash (used) by operating activities:
   Shares issued for services and debt                -            -            60,000
 Changes in operating assets and liabilities:
  Increase in current liabilities                  1,557        1,232            2,557
                                               ----------   ----------       ----------
   Net Cash (Used) by Operating Activities        (1,476)          -          (829,092)
                                               ----------   ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES                  -            -                 -
                                               ----------   ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES

 Increase in related party payables                1,476           -             4,208
 Expenses paid by shareholders                        -            -             2,136
 Issuance of common stock for cash                    -            -           822,748
                                               ----------   ----------       ----------
   Net Cash Provided by Financing
    Activities                                     1,476           -           829,092
                                               ----------   ----------       ----------
DECREASE IN CASH AND CASH
 EQUIVALENTS                                          -            -                 -
                                               ----------   ----------       ----------
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                 -            -                 -
                                               ----------   ----------       ----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR                               $       -    $       -        $        -
                                               ==========   ==========       ==========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW INFORMATION:

Cash paid during the year for:

  Interest                                    $       -    $       -        $        -
  Income taxes                                $       -    $       -        $        -

NON-CASH FINANCING ACTIVITIES

  Shares issued for services and debt         $       -    $       -        $   60,000



      The accompanying notes are an integral part of these financial statements



                        CONSOLIDATED TRAVEL SYSTEMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2001 and December 31, 2000


NOTE 1 -     CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2001 and 2000 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2000 audited financial statements. The results of operations for periods ended September 30, 2001 and 2000 are not necessarily indicative of the operating results for the full years.

NOTE 2 -     GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



   The accompanying notes are an integral part of these financial statements.



PART III

ITEM 1.    Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.     Exhibit Name

       3.1      Certificate of Incorporation and Amendments
       3.2      By-Laws of Registrant
       4.1 Instrument defining rights of holders (See Exhibit No. 3.1, Articles of Incorporation, Article Fourth)


ITEM 2.   Description of Exhibits

      See Item I above.


      SIGNATURES

      In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

Consolidated Travel
Systems, Inc.

(Registrant)



Date:  November 9, 2001                               By: /S/ GEOFF WILLIAMS
                                                         ---------------------
                                                            Geoff Williams
                                                            President, Chief
                                                            Executive
                                                            Officer and
                                                            Director

    EX-3.1  CERTIFICATE OF INCORPORATION


                          State of Delaware

                    Office of the Secretary of State


I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE
CERTIFICATION OF INCORPORATION OF "MOLECULAR ENERGY CORPORATION", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY A.D. 1968, AT 1O-CLOCK P.M.




/s/ Edward J. Freel,
----------------------
Edward J. Freel
Secretary of State

AUTHENTICATION: 7591067
DATE:  07-31-95



                 CERTIFICATE OF INCORPORATION

                            -of-

                 MOLECULAR ENERGY CORPORATION


WE, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify as follows:

FIRST:  The name of the corporation is MOLECULAR ENERGY CORPORATION

SECOND: The registered office of the corporation is to be located at 129 south State Street, in the City of Dover, in the Count of Kent, in the State of Delaware. The name of its registered agent at that address is the United States Corporation Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

Without limiting in any manner the scope of generality of the foregoing, it is hereby provided that the corporation shall have the following purposes, objects and powers:

To import, export, develop, experiment with manufacture, acquire, produce, assemble, buy, lease or otherwise acquire, hold, own, operate, use, install, equip, replace, maintain, service, process, reprocess, repair, remodel, recondition, sell, lease or otherwise dispose of and generally to deal in and with (as contractor, subcontractor, principal, agent, commission, merchant, broker, factor or any combination of the foregoing and at wholesale of retail, or both) any and all kinds of electronic machine, equipment, cables, devices, systems, parts and products and goods, wares, merchandise and tangible property of every kind used or capable of being used for any purpose whatever.

To purchase, manufacturer, produce, assemble, receive, lease or in any manner acquire, hold, own, use, operate, install, maintain, service, repair, process, alter, improve, import, export, sell, lease, assign, transfer and generally to trade and deal in and with raw materials, natural or manufactured articles or products, machinery, equipment, devices, systems, parts, supplies, apparatus, goods, wares, merchandise and personal property of any kind, nature or description, tangible or intangible, used or capable of being used for any purpose whatsoever; and to engage and participate in any mercantile, manufacturing or trading business of any kind or character.

To improve, manage, develop, sell, assign, transfer, lease, mortgage, pledge or otherwise dispose of or turn to account or deal with all or any part of the property of the corporation and from time to time to vary any investment or employment of capital of the corporation.

To borrow money, and to make and issue notes, bonds, debentures, obligations and evidences of indebtedness of all kinds, whether secured by mortgage, pledge or otherwise, without limit as to amount, and to secure the same by mortgage, pledge or otherwise, and generally to make and perform agreements and contracts of every kind and description, including contracts of guaranty and suretyship.

To lend money for its corporate purposes, invest and reinvest its funds, and take, hold and deal with real and personal property as security for the payment of funds so located or invested.

To the same extent as natural persons might or could do, to purchase or otherwise acquire and to hold, own maintain, work, develop, sell, lease, exchange, hire convey, mortgage or otherwise dispose of and deal in lands and leaseholds, and any interest, estate and rights in real property, and any personal or mixed property, and all franchises, rights licenses or privileges necessary, convenient or appropriate for any of the purposes herein expressed.
To apply for, obtain, register, purchase, lease or otherwise to acquire and to hold, own, use, develop, operate and introduce and to sell, assign, grant licenses or territorial rights in respect to, or otherwise to turn to account or dispose of, any or otherwise to turn to account or dispose of, any copyrights, trade marks, trade names, brands, labels, patent rights, letters patent of the United States or of any other country or government, inventions, improvements and processes, whether used in connection with or secured under letters patent or otherwise.

To participate with others in any corporation, partnership, limited partnership, joint venture, or other associations of any kind, or in any transaction, undertaking or arrangement which the participating corporation would have power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others, and to be an incorporator, promoter or manager of other corporations of any type of kind.

To pay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and commission plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries and to provide insurance for its benefit on the life of any of its directors, officers or employees, or on the life of any stockholder for the purpose of acquiring at his death shares of its stock owned by such stockholders.

To acquire by purchase, subscription or otherwise, and to hold for investment or otherwise and to use, sell, assign, transfer, mortgage, pledge or otherwise deal with or dispose of stocks, bonds or any other obligations or securities of any corporation or corporation; to merge or consolidate with any corporation in such manner as may be permitted by law; to aid in any manner any corporation whose stocks, bonds or other obligations are held or in any manner, guaranteed by this corporation, or in which this corporation is in any way interested; and to do any other acts or things for the preservation, protection, improvement or enhancement of this value of any such stock, bonds or other obligations; and while owner of any such stock, bonus or other obligations to exercise all the rights, powers and privileges of ownership thereof, and to excursive any and all voting powers thereon; and to guarantee the payment of dividends upon any stock, the principal or interest or both, of any bonds or other obligations, and the performance of any contracts.

To do all and everything necessary, suitable and proper for the accomplishment of any of the purposes or the attainment of any of the objects or the furtherance of any of the powers hereinbefore set forth, either alone or in association with other corporations, firms or individuals and to do every other act or acts, thing or things incidental or appurtenant to or growing out of or connected with this aforesaid business or powers or any part or parts thereof, provided the same be not inconsistent with the laws under which this corporation is organized.

The business or purpose of the corporation is from time to time to do any one or more of the acts and things hereinabove set forth and it shall have power to conduct and carry on its said business, or any part thereof, and to have one or more offices, and to exercise any or all of its corporate powers and rights in the State of Delaware, and in the various other states, territories, colonies and dependencies of the United States, in the District of Columbia, and in all or any foreign countries.

The assertion herein of the objects and purposes of the corporation shall be construed as powers as well as objects and purposes and shall not be deemed to exclude by inference any powers, objects or purposes which the corporation is empowered to exercise, whether expressly by force of the laws of the State of Delaware now or hereafter in effect , or implied by the reasonable construction of the said laws.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is one million two hundred thousand (1,200,000) share of stock with the par value of one cent per share, of which one million (1,000,000) shares are to be designated as Class A and two hundred thousand (200,000) are to be designated as Class B.

The relative rights, privileges and preferences of two classes are identical with the following exceptions:

  (1) The holders of Class A shares shall be entitled to receive dividends, when and as delivered by the Board of Directors, and before any dividends are declared on the Class B shares, until such time as the corporation as earned one hundred dollars (100,000) after taxes.

  (2) In the event of dissolution or winding up of affairs of the corporation, the Class A shareholders shall receive distribution in, proportion to the number of Class A share held of up to one hundred thousand dollars ($100,000) after taxes before any distribution is made to the holders of the Class B shares.

  (3) At such time as the corporation shall earn one hundred thousand dollars ($100,000) after taxes, the Class B shares then issued and outstanding shall be convertible into Class A shares on a share for share basis.

  (4) In the event of a public offering of the corporation's shares prior to the time when the corporation shall have earned one hundred thousand shares ($100,000) after taxes then the Class B shareholders shall have an additional conversion right as follows:

The Class B Shares may be converted into Class A shares in the same ratio as the number of shares to be converted bears to 100% of the outstanding Class B shares as the total net after tax earnings of the corporation bears to one hundred thousand dollars ($100,000) of post tax earnings.

  (1) The holders of the Class A shares shall be entitled to elect a majority of the members of the Board of Directors as constituted by the By-Laws of the corporation whereas the holders of the Class B shares shall be entitled to elect the minority of the members of the Board of Directors.

FIFTH:  The name and address of each of the incorporators are as follows:
     NAME                           ADDRESS
Ray A. Barr                         60 Wall Street, New York, NY 10005
Paul Allersmeyer                    60 Wall Street, New York, NY 10005'
Robert W. Chaplick                  60 Wall Street, New York, NY 10005

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and stockholders:

  (1) The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in the by-laws. Election of directors need not be by ballot unless the by-laws provide,

  (2) The Board of Directors shall have power without the assent or vote of the stockholders.

    (a) To make, alter, amend, change, add to or repeal by By-laws of the corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to the executed mortgages and liens upon all or any part of the property of the corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

    (b) To determine from time to time whether, and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation ((other than the stock ledger) or any of them, shall be open to the inspection of the stockholders.

  (3) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering an such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the corporation which is represented in person or by proxy at such meeting and entitled to vote the act (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the corporation and upon all the stockholders as though it has been approved or ratified by every stockholder of the corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interest, or for any other reason.

  (4) In addition to the powers and authorities herein-before or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior set of the directors which would have been valid if such by-law had not been made.

SEVENTH:  The corporation shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

EIGHTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors of class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors, and/or all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, we have set our hands and seals, the 29th day of January, 1968.

In the presence of:                /s/Ray A. Barr
                                   -----------------
/s/L. Calordo
-------------                      /s/Paul Allermeyer
                                   ------------------

                                   /s/Robert W. Chaplick
                                   ----------------------



STATE OF NEW YORK
COUNTY OF NEW YORK

IT BE REGISTERED that on this 29th day of January, 1968, personally came before me, Catherine E. McKealy, a Notary Public in and for the County and State aforesaid Ray A. Barr, Paul Allersmeyer and Robert W. Chaplick, parties to the foregoing Certification of Incorporation, known to me personally to be such, and severally acknowledged the said Certificate to be the act and deed of the signers respectively, and that the facts therein stated are true.

     GIVEN under my hand and seal of office the day and year aforesaid.



/s/ Catherine E. McNealy
------------------------------------
Catherine E. McNealy
Notary Public, State of New York





                           State of Delaware

                     Office of the secretary of State


I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE
CERTIFICATION OF INCORPORATION OF "MOLECULAR ENERGY CORPORATION", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF AUGUST A.D. 1970, AT 10 O'CLOCK A.M.





/s/ Edward J. Freel,
---------------------
Edward J. Freel
Secretary of State

AUTHENTICATION  7696523
DATE:  11-01-95





                        CERTIFICATE OF AMENDMENT

                                    OF

                      CERTIFICATE OF INCORPORATION

                                    OF

                      MOLECULAR ENERGY CORPORATION


Adopted in accordance with the provisions of the General Corporation
                      Law of the State of Delaware


The undersigned being the holders of record of all outstanding shares of the stock of Molecular Energy Corporation, a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of the said corporation as follows:

FIRST: That the Certificate of Incorporation of said corporation has been amended as follows:

By striking out the whole Article Fourth thereof as it now exists and inserting in lieu and instead thereof a new Article Fourth, reading as follows:

FOURTH:   The total number of shares of stock which the corporation is authorized to issue is one million eight hundred thousand (1,800,000) shares of stock with the par value of one cent per share, of which one million five hundred thousand (1,500,000) shares are to be designated as Class B.

The relative rights, privileges and preferences of two classes are identical with the following exceptions:

  1. The holders of Class A shares shall be entitled to receive dividends, when and as declared by the Board of Directors, and before any dividends are declared on the Class B shares, until such time as the corporation has earned one hundred thousand ($100,000) after taxes.

  2. In the event of dissolution or winding up of the affairs of the corporation, the Class A shareholders shall receive distribution in proportion to the number of Class A shares held up to one hundred thousand dollars ($100,000) after taxes before any Distribution is made to the holders of the Class B shares.

  3. At such time as the corporation shall earn one hundred thousand dollars ($100,000) after taxes, the Class B shareholders shall convert all their Class B shares into Class A shares on a share for share basis.

  4. In the event of a public offering of the corporation's shares prior to the time when the corporation shall have earned one hundred thousand dollars ($100,000) after taxes then the Class B shareholders shall upon the effective date of a Registration Statement covering the first public offering of the shares of the Corporation convert all their Class B shares into Class A shares on a share for share basis.

  5. The holders of the Class A shares shall be entitled to elect a majority of the members of the Board of Directors as constituted by the By-Laws of the corporation whereas the holders of the Class B shares shall be entitled to elect the minority of the members of the Board of Directors.

SECOND: That such amendment has been duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware by the unanimous written consent of all of the stockholders entitled to vote.

THIRD: The capital of the corporation will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, we have signed this certificate and caused the corporation seal of the corporation to be hereunto affixed this 3rd day of June 1968.

/s/ David Braun
David Braun, Stockholder

/s/ Leon Braun
Leon Braun, Stockholder

/s/ Irving Hillman
Irving Hillman, Stockholder

/s/ Jack Root
Jack Root, Stockholder



STATE OF NEW YORK      )
                       ) ss.
COUNTY OF NEW YORK     )


     BE IT REMEMBERED that on this 3rd day of June, 1968, personally came before me, Jerome Siegman, a Notary Public in and for the County and State aforesaid, David Braun, party to the foregoing certificate, known to me personally to be such and duly acknowledged the said certificate to be his act and deed, and that the facts therein stated are true.

     GIVEN under my hand and seal of office the day and year aforesaid.


                              /s/Jerome Siegman
                              ------------------

Jerome Siegman
Notary Public, State of New York
No. 31-3661250
Qualified in New York county
Term Expires March 30, 1969





                       State of Delaware

                 Office of the secretary of State


I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELEWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE
CERTIFICATION OF INCORPORATION OF "MOLECULAR ENERGY CORPORATION", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF AUGUST A.D. 1970, AT 10 O'CLOCK A.M.





/s/ Edward J. Freel,
---------------------
Edward J. Freel
Secretary of State

AUTHENTICATION: 7696524
DATE:  11-01-95



                        CERTIFICATE OF AMENDMENT

                                    OF

                       CERTIFICATE OF INCORPORATION

                       MOLECULAR ENERGY CORPORATION

                     PURSUANT TO SECTION 242 OF THE
                     GENERAL CORPORATION LAW OF THE
                             STATE OF DELAWARE

WE, THE UNDERSIGNED, being the President and the Secretary, respectively, of MOLECULAR ENERGY CORPORATION (hereinafter sometimes called the "corporation"), a corporation organized and existing under and by virus of the provisions of the General corporation Law of the State of Delaware, do hereby certify:

  3. An amendment to the Certificate of Incorporation of the Corporation, has, in accordance with the requirements of Section 242 of the General Corporation Law of the state of Delaware, been duly proposed and declared to the advisable by the Board of Directors of the Corporation is a duly adopted resolution of said Board setting forth this amendment proposed and providing that it be submitted to the shareholders of the Corporation entitled to vote for their consideration, said amendment to be effected as stated in this Certificate.

  4. The Certificate of Incorporation of the Corporation is hereby amended, pursuant to Section 242 of the General Corporation Law of the State of Delaware, to effect the following changes:

   a. To change the authorized Class A Stock from 1,500,000 share $.01 shares par value, to 1,500,000 shares, $.04 par value.

   b. To change the authorized Class B Stock from 300,000 shares, $.01 par value to 47,500 shares, $.40. par value.

   c. To change the 616,499. outstanding shares of Class A Stock, $.01 par value, into 150,000 shares of Class A Stock, $.04 par value, on the basis of one share of Class A Stock, $.04 par value, for every
   4.11 shares of Class A Stock, $01. par value.

   d. Following the reverse split of Class A Stock stated above, to issue each holder of Class A Stock, $.04 par value, or one share of Class B Stock, $.40 par value, for every 18.9789 share of old Class A Stock, $.01 par value, previously held.

   e. No shares of Class B Stock, $.01 par value, are outstanding at the time of this reclassification.

  4. Paragraph FOURTH of the Certificate of Incorporation of the Corporation which set forth the number of authorized shares is hereby amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Million Five Hundred Forty Seven Thousand Five Hundred (1,547,500) shares divided into two (2) classes as follows:

  a. One million Five Hundred Thousand (1,500,000) shares shall be of the par value of Four ($.04) Cents per share and shall be designated as Class A shares; and

  b. Forty Seven Thousand Five Hundred (47,500) shares shall be of the of the par value of Forty ($.40) Cents per share and shall be designated as Class B shares.

    Each 4.11 shares of old class A stock of the Corporation of the par value of one ($.01) Cent per share issued and outstanding are hereby reclassified and changed into one fully paid and non-assessable Class A share of the Corporation of the par value of Four ($.04)Cents per share, and each holder of record of a certificate for shares of the old Class A stock, par value One ($.01) Cent per share of the corporation as of the class of business on the date this amendment becomes effective shall be entitled upon surrender of such certificate to receive as soon as practicable, a certificate or certificates representing one (1) Class A share, par value ($.04) Cents for each,
4.11 shares of old Class a stock, par value One ($.01) Cent represented by the certificate of such holder so surrendered; provided, however, that no fractional share of common stock are to be issued upon such re-classification, but where fractional shares would otherwise result, the corporation shall issue one Class A Share par value Four ($.04) Cents where the fraction would otherwise be one-half of such share or greater, and no Class A shares, par value Four ($.04) Centers where the fraction would otherwise be less than such share.

    The old Class B stock, par value One ($.01) Cent per share of which no shares were outstanding is hereby eliminated and there is created a new class of shares of the Corporation designated as "Class B Shares" which shall be of the par value of Forty ($.40) Cents per share. After the reverse split herein provided for Class B shares, par value Forty ($.40) Cents shall be issued to holders of Class A shares, par value Four ($.04) Cents shall be issued to holders of Class A shares, par value Four ($.04) Cents on the basis of one (1) Class B share for every
 Class A shares held.

The Class B shares, par value Forty ($.40) Cents will be identical in all respects to Class A shares, par value Four ($.04) Cents except that, under certain conditions described below, holders of Class B shares, per value Forty ($.40) Cents may convert said shares into Class A shares, par value Four ($.04) Cents on the basis of Ten (10) Class A shares par value Four ($.04) Cents for each Class B share, par value Forty ($.40) Cents. The number of Class A shares, par value Four ($.04) Cents into which each Class B share, par value Forty ($.40) Cents is convertible will be adjusted for stock splits, stock combinations and stock dividends. None of the Class B shares, par value Forty ($.40) Center will be after-tax earnings of the Company in any one fiscal year shall equal or exceed Seventy-five ($.75) Cents per share. Upon such event, the Class B shares, par value Forty ($.40) Cents will be convertible at the rate set forth in the following table. The conversion rights are based on the after-tax earnings in each fiscal year and such earnings shall not be cumulative for the purpose of determining conversion. The rate of conversion is based upon he total number of Class B shares, par value Forty ($.40) Cents outstanding immediately after recapitalization, and not upon the balance of Class B shares par value Forty (($.40) Cents remaining after conversion rights in part have been exercised.


STATE OF  New Jersey    )
                        :  ss.
COUNTY OF Essex         )

     On this 13 day of Aug. 1970, before me personally came LEON BRAUN, to me known, who being by me duly sworn, did depose and say that he resides at No. 324 Elwood Terrace, Linden, New Jersey that he is the president of MOLECULAR ENERGY CORPORATION, the corporation described in the which executed the foregoing instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal' that it was so affixed by order of the Board of Directors of said corporation, and that he signed his name thereto by like order, and that it is his act and deed, and the facts stated therein are true.

                                           /s/Mary W. Taylor
                                           ------------------
                                            Mary W. Taylor
                                       Notary Public of New Jersey
                                     My Commission Expires May 7, 1972





8302620347
                                                           FILED 9:00 AM
                                                            SEP 19, 1983
                            Certificate                     /s/Signature
                  for Renewal and Revival of Charter     SECRETARY OF STATE


MOLECULAR ENERGY CORPORATION, a corporation organized under the laws of Delaware, the certificate of incorporation of which was filed in the office of the Secretary of State on the 31st day of January, 1968, and recorded in
the office of the Recorder of Deeds for       County, the charter of which
was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

     1.  The name of this corporation is MOLECULAR ENERGY CORPORATION

     2. The registered office in the State of Delaware is located at 306 South state Street, City of Dover zip code 19901 County of Kent. The name of its registered agent is UNITED STATES CORPORATION COMPANY.

     3. The date when the restoration, renewal and revival of the charter of this company is to commence is the 28th day of February, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

     4. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 1977, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

     IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, the last acting President, and the last and acting Secretary have hereunto set their hands to this certificate this 19th day of September, 1983.


                                           /s/Signature
                                            Last and Acting President

ATTEST:                                     /s/Signature
                                            Last and Acting Secretary





                              State of Delaware
                        Office of the Secretary of State

    I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MOLECULAR ENERGY CORPORATION", CHANGING ITS NAME FROM "MOLECULAR ENERGY CORPORATION" TO "UNIVERSAL MEDTECH INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF APRIL, A.D. 1984, AT 9 O'CLOCK A.M.


                                    /s/Edward J. Freel
                                    -------------------
                                    Edward J. Freel, Secretary of State

                                    AUTHENTICATION:  7696525
                                              DATE:  11-01-95





8401140124

                          Certificate of Amendment           FILED 9:00 AM
                                      of                      APR 23, 1984
                       Certificate of Incorporation on       /s/Signature
                                      of                   SECRETARY OF STATE
                          Molecular Energy Corporation

     The undersigned officers of MOLECULAR ENERGY CORPORATION, a Delaware corporation (hereinafter called the "corporation") do hereby certify:

     1. An amendment to the corporation's Certificate of Incorporation, as previously amended, has, in accordance with the requirement of Section 242 of the General Corporation Law of Delaware, been proposed by the Board of Directors in a duly adopted resolution setting forth such amendment and providing for its submission to the shareholders entitled to vote for their approval or consent, as provided in the statute.

     2. The Certificate of Incorporation is hereby further amended to effect the following changes:

     (a) To increase the authorized Class A stock to Twenty Million (20,000,000) shares; and

     (b) To set the par value of the Class A stock at One Cent ($.01) per share; and

     (c) To convert the Forty-seven Thousand Five Hundred (47,500) authorized shares of Class B Stock, par value Forty Cents ($.40), into Class A Stock at the rate of Ten (10) shares of Class A stock for each One (1) share of Class B Stock; and

     (d) To eliminate all references to Class B stock from the Certificate of Incorporation; and

     (e)  To change the company's name to:

     Universal Medtech Inc.

     (f) To split the presently issued Seven Hundred Sixty-one Thousand Two Hundred Forty Two (761,242) shares of Class A Stock (after giving effect to the conversion of Class B shares as herein provided) at the rate of One and One-Half (I 1/2) new Class A shares for each one (1) old Class A share.

     3. Paragraphs FIRST, SECOND AND FOURTH of the Certificate of incorporation of the corporation are amended to read as follows:

     FIRST:  The name of the corporation is UNIVERSAL MEDTECH INC.

     SECOND: The corporate headquarters of the company shall be located at 7655 E. Red Field Road, Scottsdale, Arizona 84260

     FOURTH: the total number of shares of stock which the corporation shall have authority to issue is Twenty Million (20,000,000). the par value of each of such shares is One Cent ($.01). All such shares ore of one class and are shares of Common Stock.

     4. Each of the presently issued Class A shares, par value Four Cents ($.04) (including those Class B shares, par value Forty Cents ($.40) heretofore converted into Class A shares) are hereby converted into a like number of Common shares, one for one, each of the par value of One Cent ($.01)

     5. All references to Class B shares formerly appearing in this Certificate of Incorporation as amended are cancelled, since all Class b shares heretofore authorized and issued, have been converted into Class A shares.

     6. Shares of stock of any class of the corporation may be issued by the corporation from time to time for such consideration, not less than the par value thereof, as may be fixed from time to time by the Board of Directors, and any and all shares so issued, the full consideration for which shall have been paid or delivered, shall be deemed fully-paid and non-assessable stock and not liable to any further call of assessment thereon.

     7. No holder of stock of any class of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to subscribe to any thereof other than such, if any, as the Board of Directors of the corporation from time to time may fix pursuant to the authority hereby conferred by the Certificate of Incorporation of the corporation and the Board of Directors may issue stock of the corporation, or obligations convertible into stock, without offering such issue of stock or such obligations, either in whole or in part, to the stockholders of the corporation.

     8. The manner in which this Amendment to the Certificate of Incorporation of the corporation was authorized was by the written consent of the holders of more than a majority of the outstanding stock of each class of stock of the corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware and written notice of such amendment has been given to the stockholders as provided in Section 228.

     IN WITNESS WHEREOF, this certificate shall be signed by DAN REISMAN, its president, and attested by JANIS PATTERSON, its Secretary this 20th day of April, 1984.

                        MOLECULAR ENERGY CORPORATION

                        By: /s/Richard Kone
                        --------------------
                               President

ATTEST:  /s/Janis Patterson
         -------------------
               Secretary





                                State of Delaware
                        Office of the Secretary of State

    I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES: "ALPS SLIDE, INC." UNDER THE NAME OF "UNIVERSAL MEDTECH INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE TENTH DAY OF JUNE, A.D. 1986, AT 3:35 O'CLOCK P.M.


                                    /s/Edward J. Freel
                                    -------------------
                                    Edward J. Freel, Secretary of State

                                    AUTHENTICATION:  7696527
                                              DATE:  11-01-95





8601610255                                              FILED 3:35 PM
                                                        JUN 10, 1986
                                                        /S/Signature
                                                      SECRETARY OF STATE
                              CERTIFICATE OF MERGER
                                       OF
                                ALPS SLIDE, INC.
                                      INTO
                              UNIVERSAL MEDTECH INC.

                Pursuant to Section 251 of the General Corporation Law.

     Universal Medtech Inc., a corporation formed under the laws of the State of Delaware, desiring to merge Alps Slide, Inc. pursuant to the provisions of
Section 251, of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY as follows:

     FIRST: That the names and states of incorporation of each constituent corporation are:

             NAME                      STATE OF INCORPORATION

     Universal Medtech Inc.                   Delaware
     Alps Slide, Inc.                         Delaware

     SECOND: That an Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each constituent corporation in accordance with Section 251 (c) and Section 251 (f) of the General Corporation Law.

     THIRD: That the Certificate of Incorporation of Universal Medtech Inc., shall be the Certificate of Incorporation of the surviving corporation and remain unchanged in the terms thereof.

     FOURTH: That the Certificate of Incorporation of Universal Medtech Inc., shall be the Certificate of Incorporation of the surviving corporation and remain unchanged in the terms thereof.

     FIFTH: That an executed copy of the Agreement of Merger is on file at the principal place of business of Universal Medtech Inc. at 7655 W. Redfield Road, Scottsdale, Arizona 84260 and that a copy of the Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

     IN WITNESS WHEREOF, said Universal Medtech Inc. and Alps Slide, Inc. have caused thes Certificate to be executed by their officers thereunto duly
authorized this   day of    , 1986.


                                        UNIVERSAL MEDTECH INC.

                                        /S/Frank Bonanno
                                        ----------------------
                                        FRANK BONANNO, President


ATTEST:

/S/John A. Bonanno
--------------------
JOHN A. BONANNO, Secretary


                                         ALPS SLIDE, INC.

                                         /S/John A. Bonanno
                                         -------------------------
                                          John A. Bonanno, President


ATTEST:

/S/Frank Bonanno
-----------------
FRANK BONANNO, Secretary





                             SECRETARY'S CERTIFICATE

     The undersigned, JOHN A. BONANNO, Secretary of UNIVERSAL MEDTECH INC., a Delaware corporation, one of the merging corporations mentioned in the withn Certificate, on behalf of said corporation certifies as follows:

     The Agrement of Merger mentioned in the within Certificate has been adopted in accordance with section 231 (f) of the General Corporation Law. As of the date of the Certificate the outstanding shares of the corporation were such as to render subsection (f) of section 251 applicable.

     IN WITNESS WHEREOF, I have signed this Certificate this   day of
,1986


                            /s/John A. Bonanno
                            -------------------
                            JOHN A. BONANNO, Secretary
                            Universal Medtech Inc.




                                State of Delaware
                        Office of the Secretary of State

    I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF OWNERSHIP, WHICH MERGES: "CONSOLIDATED TRAVEL SYSTEMS, INC." A DELAWARE CORPORATION, WITH AND INTO "UNIVERSAL MEDTECH INC.", UNDER THE NAME OF "CONSOLIDATED TRAVEL SYSTEMS, INC." A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 1988, AT 9 O'CLOCK A.M.


                                    /s/Edward J. Freel
                                    -------------------
                                    Edward J. Freel, Secretary of State

                                    AUTHENTICATION:  7696528
                                              DATE:  11-01-95




888134033                                             FILED
                                                 MAY 18, 1988 9 AM
                                                 /S/ Signature
                                                 SECRETARY OF STATE


                       CERTIFICATE OF OWNERSHIP AND MERGER
                                        OF
                        CONSOLIDATED TRAVEL SYSTEMS, INC.
                                       INTO
                               UNIVERSAL MEDTECH INC.


It is hereby certified that:

     1. Universal Medtech Inc. (hereinafter sometimes referred to as the "Corporation") is a business corporation of the State of Delaware.

     2. The Corporation is the owner of all of the outstanding shares of common stock of Consolidated Travel Systems, Inc. which is also a business corporation in the State of Delaware.

     3. On November 30, 1987, the Board of Directors of the Corporation adopted the following resolution to merge Consolidated Travel Systems, Inc. into the Corporation:

RESOLVED that Consolidated Travel Systems, Inc. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of Consolidated Travel Systems, Inc. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by Consolidated Travel Systems, Inc. in its name.

RESOLVED that this Corporation shall assume all of the obligations of Consolidated Travel Systems, Inc.

RESOLVED that this Corporation shall cause to be executed and/or recorded the documents prescribed by the law of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction.

RESOLVED that this Corporation shall chance its corporate name to Consolidated Travel Systems, Inc.

RESOLVED that the effective time of the Certificate of Ownership and Merger setting forth a copy of these resolutions, and the time when the merger therein provided shall become effective shall become the date of filing with the Secretary of State of the State of Delaware.

Executed on the 2nd day of May, 1988


                                            "Corporation"
                                        UNIVERSAL MEDTECH INC.

                                     By:/s/Richard Kone
                                        -----------------
                                        Its President

Attest:

/s/Signature
----------------
Its Secretary


STATE OF         )
                 ) SS.
COUNTY OF        )


     BE IT REMEMBERED that on the 2nd day of May, 1988, before me, a Notary Public duly authorized by law to take acknowledgment of deeds, personally come Richard Kone, President of Universal Medtech Inc., who duly signed the foregoing instrument before me and acknowledged that such signing is his act and deed, that such instrument as executed is the act and deed of said corporation, and that the facts stated therein are true.

     Given under my hand on this 2nd day of May, 1988.

                                          /s/Signature
                                         ---------------
                                         Notary Public

My Commission expires:
   9-13-88
--------------




                              State of Delaware
                        Office of the Secretary of State

    I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CONSOLIDATED TRAVEL SYSTEMS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF MAY, A.D. 1988, AT 9 O'CLOCK A.M.


                                    /s/Edward J. Freel
                                    -------------------
                                    Edward J. Freel, Secretary of State

                                    AUTHENTICATION:  7696526
                                              DATE:  11-01-95





                          Certificate of Amendment           FILED 9:00 AM
                                      of                      MAY 20, 1988
                       Certificate of Incorporation        /s/Signature
                                      of                   SECRETARY OF STATE
                      Consolidated travel Systems, Inc.
                          (A Delaware Corporation)

                          (Pursuant to Section 242)

KNOW ALL MEN BY THESE PRESENTS: That CONSOLIDATED TRAVEL SYSTEMS, INC., by Osvaldo N. Lorenzetti, President, and Walter G. Birkel, Secretary, do hereby make, execute and acknowledge this instrument as an Amendment to the Certificate of Incorporation of CONSOLIDATED TRAVEL SYSTEMS, INC.

     Pursuant to Section 228 of the General Corporate Law of the State of Delaware, the following amendment was adopted by the Board of Directors and was approved by a majority of shareholders without calling a Special Meeting of the Shareholders:

     1. To forward split the currently issued and outstanding shares of CONSOLIDATED TRAVEL SYSTEMS, INC.'s common stock on a three for one (3:1) base, whereby each share of stock currently outstanding will be converted to three shares.

     2. Article Fourth of the Certificate of Incorporation will be amended by adding the following sentence to the existing Article:

     "All shares duly issued and outstanding on the date hereof shall be forward split on a three for one (3:1) share basis."

     This amendment to the Certificate of Incorporation was adopted pursuant to a resolution adopted by the Board of Directors of CONSOLIDATED TRAVEL SYSTEMS, INC. and approved by a majority of the outstanding shares by a Consent to Corporate Action in Lieu of Shareholders Meeting, on April 7, 1988. The number of shares outstanding and entitled to vote on the proposed amendment is 2,122,132. The number of shares voting for the amendment is 1,070,834, which represents 50.46% of the outstanding shares. Those voting against the amendment were none (0). The present issued and outstanding shares shall hereby be converted to three shares for each share outstanding, effective the 20th day of May, 1988.


     IN WITNESS WHEREOF, we have hereunto set our hand and seal this 19th day of May, 1988.



                                          /s/Osvaldo N. Lorenzetti
                                          -------------------------
                                          Osvaldo N. Lorenzetti, President


                                          /s/Walter G. Birkel
                                          --------------------------
                                          Walter G. Birkel, Secretary


STATE OF CALIFORNIA    )
                       )  ss.
COUNTY OF ORANGE       )


     The forgoing Amendment to the Certificate of Incorporation of CONSOLIDATED TRAVEL SYSTEMS, NC. was subscribed, signed and sealed before me this 19th day of May, 1988.


                                            /s /Signature
                                            -----------------------------
                                            Notary Public In and For
                                            Said County and State

My commission expires:  March 9, 1991


                               A F F I D A V I T

     I, OSVALDO N. LORENZETTI, am fully aware of the foregoing Amendment to the Certificate of Incorporation of CONSOLIDATED TRAVEL SYSTEMS, INC. I was present at the meeting and have transcribed the results of the meeting into this document. I verify that to the best of my knowledge, this Amendment to the Certificate of Incorporation of CONSOLIDATED TRAVEL SYSTEMS, INC. is true and correct.


                                      /s/Osvaldo N. Lorenzetti
                                      ---------------------------
                                       Osvaldo N. Lorenzetti,
                                       President, Director and
                                       Chief Executive Officer




STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/26/1991
912385190 - 571522


                             Certificate
                  for Renewal and Revival of Charter


CONSOLIDATED TRAVEL SYSTEMS, INC., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

     1.  The name of this corporation is CONSOLIDATED TRAVEL SYSTEMS, INC.

     2. The registered office in the State of Delaware is located at 32 Lockermean Square, Suite L-100, City of Dover zip code 19901 County of Kent. The name and address of its registered agent is The Prentice-Hill Corporation System, Inc.

     3. The date of filing of the original Certificate of Incorporation in Delaware was January 31, 1968.


     4. The date when the restoration, renewal and revival of the charter of this company is to commence is the February 28, 1989 day of February, A.D. 1989 same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.


     5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 1989, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.



IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, H. D. Williams the last acting President, and J. Rockwell Smith the last and acting Secretary of Consolidated Travel Systems, Inc. have hereunto set their hands to this certificate this 22nd day of August, 1991.


                                           /s/H.D. Williams
                                            Last and Acting President

ATTEST:                                     /s/J. Rockwell Smith
                                            Last and Acting Secretary






    EX-3.2  BY-LAWS


                   CONSOLIDATED TRAVEL SYSTEMS, INC.

                              BY - LAWS

                              ARTICLE I

                              OFFICES

Section 1.  The principal office shall be in the City of Salt Lake City.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

                              ARTICLE II

                        MEETINGS OF STOCKHOLDERS

Section 1. All annual meetings of the stockholders shall be held in the City of Salt Lake City, State of Utah. Special meetings of the stockholders may be held at such time and place within or without the State of Delaware as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 1968, shall be held on the 2nd day of January, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A.M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the president or a vice president, or the secretary, or an assistant secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without this state, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or a association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 8. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

Section 9. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its executions, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 10. Any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                              ARTICLE III

                               DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be three (3). The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2 of this article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the tem of office of the resigning director or directors.

Section 3. The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

                   MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time an place as shall from time to time be determined by the board.

Section 7. Special meetings of the board of directors may be called by the president or secretary or the written request of two directors. Written notice of special meetings of the board of directors shall be given to each director at least zero (0) days before the date of the meeting.

Section 8. A majority of the board of directors, at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                         COMMITTEES OF DIRECTORS

Section 9. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 10. The committees shall keep regular minutes of their proceedings and report the same to the board when required.

                        COMPENSATION OF DIRECTORS

Section 11. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 12. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for (I) any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under applicable Corporation Law; or (iv) any transaction from which the director derived any improper personal benefit. The forgoing sentence notwithstanding, if the Corporation Law is hereafter amended to authorize further elimination or a limitation on the liability of a director of a corporation, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the Corporation Law, as so amended.

    Any repeal or modification of this Article III (I) the stockholders of the Corporation or (ii) amendment to the Corporation Law of Delaware (unless statutory amendment specifically provides to the contrary ) shall not adversely affect any right or protection, existing immediately prior to the effectiveness of repeal or modification with respect to any acts or omissions occurring either before or after repeal or modification, of a person serving as a director at the time of repeal or modification.

                              ARTICLE IV

                               NOTICES

Section 1. Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 2. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statutes, of the articles of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                              ARTICLE V

                               OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice president, a secretary and a treasurer. Any person may hold two or more offices.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a vice president, a secretary and a treasurer, none of whom need be a member of the board.

Section 3. The board of directors may appoint additional vice presidents, and assistant secretaries and assistant treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the board of directors.

                               THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation or as restricted by a stockholders agreement.

                             THE VICE PRESIDENT

Section 8. The vice president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties as the board of directors may from time to time prescribe.

                                THE SECRETARY

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the treasurer or an assistant secretary.

                                 THE TREASURER

Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 11. He shall disburse the funds of the corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 12. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                 ARTICLE VI

                            CERTIFICATES OF STOCK

Section 1. Every stockholder shall be entitled to have a certificate, signed by the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. When the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate shall set forth in full or summarized the rights of the holders of such stock.

Section 2. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be the officer or officers of such corporation.


                             LOST CERTIFICATE

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

                            TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                          CLOSING OF TRANSFER BOOKS

Section 5. The directors may prescribe a period not exceeding sixty days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

                            REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

                              ARTICLE VII

                           GENERAL PROVISIONS

                                DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

                                   CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer of officers or such other person or persons as the board of directors may from time to time designate.

                                 FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                                     SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Delaware."

                                 ARTICLE VIII

                                  AMENDMENTS

Section 1. These by-laws may be altered or repealed at any regular meeting of the stockholders or of the board of directors or of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration or repeal be contained in the notice of such special meeting.



  COVER

LEONARD E. NEILSON
ATTORNEY AT LAW
8160 South Highland Drive
Suite 209
Sandy, Utah 84093
Phone:  (801) 733-0800               Fax:  (801) 733-0808

November 8, 2001



Securities and Exchange Commission
Attention Filing Desk:  Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

      Re:      Consolidated Travel Systems, Inc.
               Registration Statement on Form 10-SB

Commissioners:

      On behalf of Consolidated Travel Systems, Inc. (the "Registrant") in connection with its Registration Statement on Form 10-SB (the "Registration Statement"), and pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulations thereunder, please find herewith the following:

      One complete copy with exhibits of the Registration Statement.

       The Registrant would like the Registration Statement declared effective as soon as practical and accordingly, would appreciate the Commission Staff's assistance in this regard.

      Please direct your comments or questions with respect to the Registration Statement and the enclosed materials to the undersigned by telephone at (801) 733-0800, or by FAX at (801) 733-0808.

                                             Yours truly,



                                             Leonard E. Neilson
:ae
Attachments

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